Oncolytics Biotech® Announces Presentations at the Upcoming San Antonio Breast Cancer Symposium

SAN DIEGO, CA and CALGARY, AB, November 21, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced the publication of two abstracts for poster presentations at the upcoming San Antonio Breast Cancer Symposium (SABCS), to be held at the Henry B. González Convention Center in San Antonio, Texas from December 6 – 10, 2022.

One poster will feature interim results from a bridging clinical trial being conducted by Oncolytics’ partner, Adlai Nortye, to evaluate pelareorep-paclitaxel combination therapy in Chinese patients with advanced or metastatic HR+/HER2- breast cancer. The second poster, in collaboration with SOLTI-Innovative Cancer Research, will include data from the AWARE-1 window-of-opportunity study in early-stage breast cancer patients.

Additional details on the upcoming posters and corresponding abstracts are shown below. Full texts of the abstracts are available on the SABCS website here.

Title: A Multicenter, Single-Arm, Open-Label Phase I Study of AN1004 (Pelareorep) Oncolytic Virus Plus Paclitaxel in Chinese Patients with Hormone Receptor-Positive and HER2-Negative Advanced / Metastatic Breast Cancer (REO 026-1)
Program Number: P3-07-04
Session Title: Poster Session 3
Session Date: December 7, 2022
Session Time: 5 p.m. CT

Results published in the SABCS abstract indicate that pelareorep in combination with paclitaxel was safe, well tolerated, and showed anti-tumor activity in Adlai Nortye’s single-arm bridging clinical trial in Chinese patients with advanced or metastatic HR+/HER2- breast cancer. As of the abstract’s data cut-off date (June 2, 2022), ten patients had been treated in the trial, with four achieving a partial response (two confirmed, two unconfirmed) and five showing stable disease (SD). Eight of the nine patients achieving a partial response (PR) or SD remained on study and continued to receive treatment as of the cut-off date. Updated and additional data from the trial will be presented in the poster corresponding to the abstract in accordance with the SABCS embargo policies.

The bridging trial is designed to accelerate Adlai Nortye’s development of pelareorep in China by allowing future regulatory submissions to include data from Oncolytics’ North American metastatic breast cancer trials, IND-213 and BRACELET-1. Results from IND-213 showed a statistically significant near doubling of median overall survival in HR+/HER2- breast cancer patients treated with pelareorep plus paclitaxel compared to those treated with paclitaxel monotherapy. BRACELET-1 remains ongoing, with a readout on overall response rate, progression-free survival, and evolving overall survival data from the randomized phase 2 trial expected in the first half of 2023.

Title: Pelareorep Primes the Tumor for Checkpoint Inhibition Therapy by Activating the Interferon-Gamma Signaling Pathway and Tumor Inflammation Signature in Early Breast Cancer Patients - Results of the AWARE-1 Trial
Program Number: PD4-03
Session Title: Spotlight Poster Discussion 4
Session Date: December 7, 2022
Session Time: 7 a.m. CT

Described in this abstract are the results of gene expression analyses from cohorts 1 and 2 of AWARE-1, a collaborative window-of-opportunity study in patients with early-stage breast cancer that was conducted by Oncolytics Biotech and SOLTI-Innovative Cancer Research. Cohorts 1 and 2 of AWARE-1 exclusively enrolled patients with the HR+/HER2- breast cancer subtype who were treated with pelareorep and letrozole without (cohort 1) or with (cohort 2) the PD-L1 checkpoint inhibitor atezolizumab. Results published in the abstract showed that the studied combinations altered tumor microenvironments to induce and enhance anti-tumor immunity. Additional details on the analyses and results described in the abstract will be provided during the SABCS poster presentation in accordance with symposium embargo policies.

About Adlai Nortye
Adlai Nortye is a clinical-stage biopharmaceutical company focused on the development of innovative cancer therapies, with its R&D centers in both China and the U.S. With a strategic emphasis on oncology, the Company has built a global pipeline through collaborations and internal discovery with seven drug candidates in development, including (i) Buparlisib (AN2025), which was in a global Phase III clinical trial in combination with paclitaxel for the treatment of patients with recurrent or metastatic HNSCC after anti-PD-1 treatment; (ii) Palupiprant (AN0025), an oral EP4 antagonist which is undergoing Phase Ib trial in combination with Keytruda® in patients with multiple solid tumors; and (iii) AN4005, an oral small molecule PD-L1 inhibitor which was currently in Phase Ia trial. Adlai Nortye is also conducting a Phase I clinical trial in collaboration with Roche to evaluate the triple combination of AN2025, AN0025 and atezolizumab (PD-L1 inhibitor) for a variety of PIK3CA mutant solid tumors in the U.S. In addition, Adlai Nortye owns the exclusive rights to Pelareorep (AN1004) in greater China, Singapore, and South Korea, and is conducting a bridging trial in China to assess the safety and tolerability of AN1004 in combination with paclitaxel for the Chinese patient population with metastatic HR+/HER2- breast cancer.

Adlai Nortye has assembled an experienced management team, built its proprietary immuno-oncology platforms and partnered with multiple top pharmaceutical companies to promote innovation. Adlai Nortye is committed to becoming an innovative biopharmaceutical company with global vision and strives to benefit patients worldwide. The mission of the Company is to transform deadly cancer into a chronic and eventually a curable disease. For more information, please visit: www.adlainortye.com.

About AWARE-1
AWARE-1 was an open-label window-of-opportunity study in early-stage breast cancer. The study combined pelareorep, without or with atezolizumab, and the standard of care therapy according to breast cancer subtype. Tumor tissue was collected from patients as part of their initial breast cancer diagnosis, again on day three following initial treatment, and finally at three weeks following treatment, on the day their tumor is surgically resected. Key objectives of the study were to confirm that pelareorep is acting as a novel immunotherapy, to evaluate potential synergy between pelareorep and checkpoint blockade, and to collect biomarker data. The primary endpoint of the translational study was overall CelTIL score (a measurement of cellularity and tumor-infiltrating lymphocytes). Secondary endpoints for the study included safety and tumor and blood-based biomarkers.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards registration studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding the timing and anticipated content of upcoming poster presentations involving pelareorep; Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our plans to advance towards a registration study in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com